FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 June 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

CRGH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: June 14, 2002

By: Steven Webb
Steven John Webb
Group Company Secretary and
General Counsel

1. On June 10, 2002 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

   The said Notification, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, relates to information received from Zurich Financial Services and its Group to the effect that their notifiable interest as at 7 June, 2002 amounted to 13,692,057 (thirteen million, six hundred and ninety-two thousand and fifty-seven) Ordinary Shares of 5p each in the Company, being 3.79% of the Company's issued ordinary share capital.

2. On June 11, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 2 and incorporated herein by reference, announcing that a further 500 Preference Shares were converted into 2300 new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right").

3. On June 13, 2002 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

   The said Notification, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, relates to information received from Prudential plc and certain of its subsidiaries to the effect that their notifiable interest as at 12 June, 2002 amounted to 22,210,668 (twenty-two million, two hundred and ten thousand, six hundred and sixty-eight) Ordinary Shares of 5p each in the Company, being 6.16% of the Company's issued ordinary share capital.

4. On June 13, 2002 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

   The said Notification, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, relates to information received from AXA S.A. to the effect that their notifiable interest as at 12 June, 2002 amounted to 26,524,384 (twenty-six million, five hundred and twenty-four thousand, three hundred and eighty-four) Ordinary Shares of 5p each in the Company, being 7.35% of the Company's issued ordinary share capital.

5. On June 13, 2002 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

   The said Notification, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference, relates to information received from Legal & General Investment Management to the effect that their notifiable interest as at 10 June, 2002 amounted to 11,382,628 (eleven million, three hundred and eighty-two thousand, six hundred and twenty-eight) Ordinary Shares of 5p each in the Company, being 3.15% of the Company's issued ordinary share capital.

Steven Weiss

6. On June 13, 2002 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

The said Notification, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference, relates to information received from Royal & Sun Alliance Insurance Group plc to the effect that their notifiable interest as at 12 June, 2002 had fallen from 4.93% to 3.72% as a result of the increase in the number of shares in issue of Premier Farnell plc.

7. On June 14, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 7 and incorporated herein by reference, relating to documents submitted to the UK Listing Authority and available for inspection at the UK Listing Authority's Document Viewing Facility

Steven Webb

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. **Name of company**	2. **Name of shareholder having a major interest**
PREMIER FARNELL PLC	ZURICH FINANCIAL SERVICES AND ITS GROUP

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
NOT DISCLOSED	BNY (OCS) Nominees Ltd A/c 219064 372,603 BNY (OCS) Nominees Ltd A/c 219061 50,460 BNY (OCS) Nominees Ltd A/c 219077 17,968 BNY (OCS) Nominees Ltd A/c 219078 8,572 BNY (OCS) Nominees Ltd A/c 219081 14,866 Littledown Nominees Limited A/c 02891 8,000,000 Littledown Nominees Limited A/c 07207 775,000 Littledown Nominees Limited A/c 21688 657,920 Littledown Nominees Limited A/c 07205 1,151,443 Littledown Nominees Limited A/c 07201 407,948 Littledown Nominees Limited A/c 11121 35,000 Littledown Nominees Limited A/c 02642 527,000 Littledown Nominees Limited A/c 03449 1,253,277 Littledown Nominees Limited A/c 09890 150,000 Littledown Nominees Limited A/c 07198 220,000 Littledown Nominees Limited A/c 07199 50,000

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
Not disclosed	N/A	Not disclosed	N/A

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
Ordinary 5p shares of 5p each	Not disclosed	10 June 2002

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
13,692,057	3.79%

14. **Any additional information**	15. **Name of contact and telephone number for queries**
	Steven Webb Company Secretary 0113 387 5276

16. Name and signature of authorised company official responsible for making this notification Steven Webb Company Secretary Premier Farnell plc	
Date of notification	10 June 2002

Steven Webb

11 June 2002

Preference Share Conversion

Premier Farnell plc (the "Company") announces that a further 500 Preference Shares were today converted into 2300 new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right").

The Special Conversion Right, which enables Preference Shareholders to convert their Preference Shares at an enhanced rate, remains open to Preference Shareholders until 26 June 2002 (24 June 2002 for US holders).

For further information:

Steven Webb
Company Secretary, Premier Farnell plc
+44 (0)113 387 5277

Steven Webb

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Premier Farnell plc

2) Name of shareholder having a major interest

Prudential plc and certain of its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MAGIM HSBC GIS NOM(UK) SALI	151,952
PRUCLT HSBC GIS NOM(UK)PAC AC	19,780,207
PRUCLT HSBC GIS NOM(UK) PPL AC	1,933,509
ROY NOMS LTD 578060	345,000

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not disclosed

11) Date company informed

12 June 2002

12) Total holding following this notification

22,210,668

13) Total percentage holding of issued class following this notification

6.16%

14) Any additional information

15) Name of contact and telephone number for queries

Steven Webb
Company Secretary & General Counsel
Premier Farnell plc
150 Armley Road
Leeds
LS12 2QQ

16) Name and signature of authorised company official responsible for making this notification

Steven Webb

Date of notification: 13 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL AND NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Non-beneficial	
AXA UK Investment Co ICVC	3,138,306
Sun Life Global Management Ltd	38,736
AXA World Funds	36,450
Sun Life Nominees Ltd	215,704
AXA France	303,685
AXA Royale Belge	170,238
AXA Colonia Konzem	35,000
AXA Financial, Inc	8,454
AXA General Unit Trust	373,000
AXA UK Group Pension Scheme	2,430,018
Beneficial	
Sun Life Pensions Management Ltd	8,015,009
Sun Life Assurance Society Plc	4,109,550
Sun Life International (IOM) Ltd	165,886
Sun Life Unit Assurance Ltd A/c x	1,143,002
AXA Sun Life plc	6,032,511
AXA Belgium	269,437
AXA Re UK	39,398

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

Stevenness

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not disclosed

11) Date company informed

12 June 2002

12) Total holding following this notification

Total non-beneficial holding = 6,749,591
Total beneficial holding = 19,774,591

Total holding - 26,524,384

13) Total percentage holding of issued class following this notification

% holding - 7.35%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Steven Webb
Company Secretary
Premier Farnell plc
150 Armley Road
Leeds
LS12 2QQ
Tel: 0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

Steven Webb
Company Secretary

Date of notification 13 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Premier Farnell plc

2) Name of shareholder having a major interest

Legal & General Investment Management

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of holding of the shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 886603	**431,000**
HSBC Global Custody Nominee (UK) Ltd A/c 775245	**1,393,411**
HSBC Global Custody Nominee (UK) Ltd A/c 754612	**85,000**
HSBC Global Custody Nominee (UK) Ltd A/c 766793	**14,000**
HSBC Global Custody Nominee (UK) Ltd A/c 252605	**156,000**
HSBC Global Custody Nominee (UK) Ltd A/c 360509	**237,684**
HSBC Global Custody Nominee (UK) Ltd A/c 770286	**296,537**
HSBC Global Custody Nominee (UK) Ltd A/c 357206	**8,658,202**
HSBC Global Custody Nominee (UK) Ltd A/c 866197	**16,919**
HSBC Global Custody Nominee (UK) Ltd A/c 904332	**23,875**
HSBC Global Custody Nominee (UK) Ltd A/c 361602	**14,000**
HSBC Global Custody Nominee (UK) Ltd A/c 130007	**56,000**

5) Number of shares/amount of stock acquired

Transfer of 2,000,022

6) Percentage of issued class

0.554%

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary Shares of 5p each

10) Date of transaction

10 June 2002

Steven Webb

11) Date company informed

13 June 2002

12) Total holding following this notification

11,382,628

13) Total percentage holding of issued class following this notification

3.15%

14) Any additional information

15) Name of contact and telephone number for queries

Steven Webb
Company Secretary
Premier Farnell plc
150 Armley Road
Leeds LS12 2QQ
Tel: 0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

Steven Webb
Company Secretary

Date of notification: **13 June 2002**

Steven Webb

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

ROYAL & SUNALLIANCE INSURANCE GROUP PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

-

9) Class of security

ORDINARY SHARES OF 5 PENCE EACH

10) Date of transaction

N/A

11) Date company informed

12 JUNE 2002

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification

3.72%

Steven Webb

14) Any additional information

Following an increase in the number of shares in issue of Premier Farnell plc the notifiable interest of the Royal & Sun Alliance Insurance Group plc has fallen from 4.93% to 3.72%.

15) Name of contact and telephone number for queries

STEVEN WEBB
0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS LS12 2QQ

Date of notification: 13 June 2002

Steven Webb

PREMIER FARNELL PLC

Document submitted to the UK Listing Authority

AGM Resolutions

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharfe
London
E14 5HS

Tel. no. (0)20 7676 1000"

Premier Farnell plc
14 June 2002

Steven West